Exhibit 99.1

Cheche Group Reports Second Quarter 2024 Unaudited Financial Results

BEIJING, China – August 29, 2024 – Cheche Group Inc. (NASDAQ: CCG) (“Cheche”, the “Company” or “we”), China’s leading auto insurance technology platform, today announced its unaudited financial results for the second quarter ended June 30, 2024.

Financial and Operational Highlights

●	Net revenues for the quarter increased 2.5% year-over-year to RMB851.8 million (US$117.2 million), while net revenues for the first half of 2024 increased 1.8% over the comparable prior year period to RMB1.6 billion (US$225.5million).

●	Net loss for the quarter decreased 16.4% year-over-year to RMB23.6 million (US$3.2 million), while net loss for the first half of 2024 decreased 24.0% to RMB54.9 million (US$7.6 million) over the prior-year period.

●	Adjusted net loss (1) for the quarter decreased 38.8%, from RMB20.0 million in the prior-year period to RMB12.2 million (US$1.7 million), while adjusted net loss for the first half of 2024 decreased 12.0% to RMB24.4 million (US$3.4 million), compared to the prior-year period.

●	Total written premiums placed for the quarter was RMB5.6 billion (US$0.78 billion) and remained stable as compared to the prior-year period, while total written premiums placed for the first half of 2024 increased 4.2% over the comparable prior-year period to RMB11.1 billion (US$ 1.5 billion).

●	Total number of policies issued for the quarter increased 11.1% to 4.0 million from 3.6 million for the prior-year quarter, while the total number of policies issued over the first half of 2024 increased 15.9% over the comparable prior-year period to 8.0 million.

●	Partnerships with New Energy Vehicle (NEV) companies (2) numbered 12 in the quarter and led to 225,000 policies embedded in new NEV deliveries with corresponding written premium of RMB662.6 million (US$91.2 million), representing an increase of 147.3% and 99.6% compared to the prior-year quarter, respectively. Policies embedded in the new NEV deliveries and corresponding written premium for the first half of 2024 reached 344,000 and RMB1.0 billion (US$142.1 million), respectively, representing growth of 140.6% for policies embedded and 91.3% for written premium compared to the prior-year period.

(1)	Adjusted Net Loss is a non-GAAP measure. For further information on the non-GAAP financial measures presented above, see the “Non-GAAP Financial Measures” section below.

(2)	The rapid growth of the NEV market has created new opportunities for auto insurance offerings and propelled revenue growth of auto insurance providers. Cheche started to collaborate with NEV manufacturers in 2022, and such collaborations yielded considerable results in 2023. Cheche believes that the further growth of the NEV market and the introduction of innovative NEV auto insurance solutions will further fuel the revenue contribution of its partnership with NEV manufacturers. The management of Cheche utilizes the number of partnerships with NEV manufacturers, the number of insurance policies embedded in the new NEV deliveries, and the amount of corresponding premium generated from such embedded policies as the main operating metrics to evaluate its business and presents such operating metrics for investors to better understand and evaluate Cheche’s business.

Management Comments

“Cheche reported positively-trending bottom-line results and continues to see revenue growth driven in part by increased engagement with our ever-evolving technology platform,” said Lei Zhang, Founder, CEO, and Chairman of Cheche. “As we continue to gain scale as the technology partner for NEVs and our visibility increases with traditional vehicle manufacturers, our market influence and ability to generate efficiencies continues to improve.

“The first two months of this quarter have seen retail sales of NEVs rebound to the second highest sales on record in China and the NEV penetration rate reach a new high in June as more Chinese consumers adopt electric vehicles. Through our new and ongoing partnerships with Volkswagen (Anhui), Xiaomi Group, and other NEV manufacturers we’re able to effectively meet the ever-changing, intelligent insurance needs of car owners.”

Unaudited Second Quarter 2024 Financial Results

Net Revenues were RMB851.8 million (US$117.2 million), representing a 2.5% year-over-year increase from the prior-year quarter. The growth was driven by the increase in insurance transactions conducted through Cheche’s platform by referral partners and third-party platform partners.

Cost of Revenues increased 1.9% year-over-year to RMB820.9 million (US$113.0 million) from the prior-year quarter, which was consistent with the growth of business volume and net revenues.

Selling and Marketing Expenses increased 14.2% to RMB19.3 million (US$2.7 million) from RMB16.9 million in the prior-year quarter, mainly due to the increase in staff cost, marketing, and share-based compensation expenses. Excluding share-based compensation expenses, selling and marketing expenses were RMB18.3 (US$2.5 million) million, an increase of 12.2% compared to the prior-year quarter.

General and Administrative Expenses increased 41.8% to RMB27.7 million (US$3.8 million) from RMB19.6 million for the prior-year quarter, mainly due to the increase of share-based compensation and dispute resolution expenses. Excluding share-based compensation and dispute resolution expenses and listing-related professional service fees, general and administrative expenses increased by RMB2.4 million from RMB14.7 million to RMB17.1 million (US$2.3 million), primarily as a result of post-listing professional service fees of RMB4.1 million.

Research and Development Expenses decreased 21.1% to RMB9.1 million (US$1.3 million) from RMB11.6 million in the prior-year quarter. The change was mainly driven by decreased staff costs. Excluding share-based compensation expenses, research and development expenses decreased 24.7% to RMB8.6 million (US$1.2 million) from RMB11.5 million in the prior-year quarter.

Total Cost and Operating Expenses increased 2.7% to RMB877.1 million (US$120.7 million) from RMB854.1 million in the prior-year quarter, mainly due to the increase in cost of revenues and share-based compensation expenses. Excluding share-based compensation expenses, amortization of intangible assets related to acquisition, listing-related professional service fees and dispute resolution expenses, total cost and operating expenses increased 1.9% from the prior-year quarter.

Net Loss decreased 16.4% to RMB23.6 million (US$3.2 million) over the prior-year quarter. Excluding non-GAAP expenses, the Adjusted Net Loss decreased 38.8% to RMB12.2 million (US$1.7 million) from RMB20.0 million for the prior-year quarter.

Net Loss attributable to Cheche’s shareholders decreased 80.0% to RMB23.6 million (US$3.2 million) from RMB117.7 million for the prior-year quarter.

Adjusted Net Loss attributable to Cheche’s shareholders decreased 88.8% to RMB12.2 million (US$1.7 million) from RMB109.4 million for the prior-year quarter.

Net Loss Per Share, basic and diluted, was RMB0.31 (US$0.04), representing a decrease of 91.3% compared to a loss of RMB3.56 for the prior-year quarter.

Adjusted Net Loss Per Share, basic and diluted, was RMB0.16 (US$0.02), representing a decrease of 95.2% compared to a loss of RMB3.31 for the prior-year quarter.

2Q24 and Subsequent Business Highlights

●	On May 13, 2024, Cheche announced its partnership with Volkswagen (Anhui) Digital Sales and Services Co., Ltd., the exclusive service provider of NEV insurance business for Volkswagen (Anhui) Automotive Company Limited (“Volkswagen Anhui”). Cheche aims to support Volkswagen Anhui’s branded insurance needs and enhance the attractiveness of Volkswagen Anhui’s branded insurance products, boosting its penetration rate.

●	On June 20, 2024, Cheche announced its partnership with NIO Insurance Broker Co., Ltd. (“NIO Insurance Broker”) to provide its accessible digital platform powered by industry-leading technology, simplifying the process of securing auto insurance for NIO’s customers, while reducing front-end insurance delivery costs and enabling NIO to digitally manage its insurance business. Cheche is committed to creating value for its partners throughout the product lifecycle.

●	On June 27, 2024, Cheche announced a strategic partnership with Beijing Anpeng Insurance Broker Co., Ltd. (“Beijing Anpeng”), a subsidiary of Beijing Automotive Group Co., Ltd. (“BAIC Group”). BAIC Group is one of the largest auto manufacturers in China, producing and selling vehicles through its own brands as well as foreign-branded joint-ventures, with Beijing Anpeng handling the insurance business for the brands, which encompass ARCFOX, Beijing Automotive, Beijing Hyundai, Beijing Benz, and Beijing Off-road, among others. The partnership names Cheche as the core partner of BAIC Group, providing digital insurance solutions for brands. The opportunity is already off to a strong start with ARCFOX’s service system being launched as a direct-sales channel, the system for Beijing Automotive, expected to cover 200 dealerships by the end of the year, in the process of being rolled out, and Beijing Hyundai’s planned service system expected to cover 100 dealerships at year end.

●	On August 15, 2024, Cheche announced a strategic partnership with Dongfeng Motor Group Company Limited’s (“Dongfeng Motor Group”) insurance provider, Wuhan Dongfeng Insurance Broker Co., Ltd. (“Dongfeng Insurance”). Dongfeng Insurance designated Cheche as an approved provider for Dongfeng Motor Group’s NEV brands, such as VOYAH, a luxury EV brand that recently engaged the services of Cheche’s digital insurance solutions platform.

●	On August 19, 2024, Cheche Group announced its latest progress with BAIC Group’s NEV brand ARCFOX. Cheche has successfully launched a full-service insurance platform for ARCFOX that provides its car owners with a comprehensive insurance application system. The collaboration with ARCFOX allows Cheche to gradually introduce high-margin insurance products, while continuing to grow its NEV insurance presence, thereby diversifying Cheche’s revenue mix and boosting the Company’s reputation among automotive enterprises.

Balance Sheet

As of June 30, 2024, the Company had RMB204.6 million (US$28.2 million) in total cash and cash equivalents and short-term investments.

Business Outlook

Cheche affirms its full year 2024 outlook, anticipating:

●	Net revenues to range from RMB3.5 billion to RMB3.7 billion, representing an increase of 6.1% to 12.1%, compared to the full year of 2023.

●	Total written premiums placed to range from RMB24.5 billion to RMB26.5 billion, representing an increase of 8.4% to 17.3%, compared to the full year of 2023.

Conference Call

Cheche will host a webcast and conference call to discuss its second quarter 2024 results today at 8:00 a.m. EDT. This earnings release and a related investor deck will be available prior to the event in the “Quarterly Results” section under “Financials”, while. the live webcast will be available in the “Events” section under the “News & Events” header on the investor relations website at ir.chechegroup.com.

The dial-in numbers for the conference call are as follows:

●	Participant (toll-free): 1-888-346-8982

●	Participant (international): 1-412-902-4272

●	Hong Kong LT: 852-301-84992

●	Hong Kong Toll Free: 800-905945

●	China Toll-Free: 4001-201203

Please dial in 10 to 15 minutes before the scheduled start time and request Cheche’s second quarter earnings call.

A webcast replay will be available for one year following the call.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the reader’s convenience. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB7.2672 to US$1.00, the exchange rate on June 28, 2024, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollar amounts referenced could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

About Cheche Group Inc.

Established in 2014 and headquartered in Beijing, China, Cheche is a leading auto insurance technology platform with a nationwide network of around 108 branches licensed to distribute insurance policies across 25 provinces, autonomous regions, and municipalities in China. Capitalizing on its leading position in auto insurance transaction services, Cheche has evolved into a comprehensive, data-driven technology platform that offers a full suite of services and products for digital insurance transactions and insurance SaaS solutions in China. Learn more at https://www.chechegroup.com/en.

Cheche Group Inc.:

IR@chechegroup.com

Crocker Coulson

crocker.coulson@aummedia.org

(646) 652-7185

Non-GAAP Financial Measures

Cheche has provided non-GAAP financial measures in this press release that have not been prepared in accordance with generally accepted accounting principles (GAAP) in the United States.

Cheche uses adjusted cost of revenues, adjusted selling and marketing expenses, adjusted general and administrative expenses, adjusted research and development expenses, adjusted total cost and operating expenses, adjusted net loss, and adjusted net loss per share, which are non-GAAP financial measures, in evaluating our operating results and for financial and operational decision-making purposes.

Cheche defines adjusted total cost and operating expenses as total cost and operating expenses adjusted for the impact of share-based compensation, listing-related professional service fees and dispute resolution expenses, which represents expenses incurred by Cheche in connection with settling a dispute with a certain security holder. Cheche defines adjusted net loss as net loss adjusted for the impact of share-based compensation expenses, amortization of intangible assets, and changes in fair value of amounts due to a related party related to the acquisition of Cheche Insurance Sales & Services Co., Ltd. (previously named Fanhua Times Sales and Service Co., Ltd), change in fair value of warrants, listing related professional service fees and dispute resolution expenses. Adjusted net loss per share, basic and diluted, is calculated as adjusted net loss divided by weighted-average ordinary shares outstanding.

Cheche believes that these non-GAAP financial measures help identify underlying trends in its business that could otherwise be distorted by the impact of share-based compensation expenses, amortization of intangible assets related to acquisition, and change in fair value of amounts due to a related party related to the acquisition of Cheche Insurance Sales & Services Co., Ltd. (previously named Fanhua Times Sales and Service Co., Ltd), change in fair value of warrants, and listing related professional service fees and dispute resolution expenses. Cheche believes that such non-GAAP financial measures also provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects, and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. They should not be considered in isolation or construed as alternatives to net loss or any other measure of performance or as an indicator of Cheche’s operating performance. Further, these non-GAAP financial measures may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. Cheche encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure. Investors are encouraged to compare the historical non-GAAP financial measures with the most directly comparable GAAP measures. Cheche mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating its performance.

Safe Harbor Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements also include, but are not limited to, statements regarding projections, estimations, and forecasts of revenue and other financial and performance metrics, projections of market opportunity and expectations, the Company’s ability to scale and grow its business, the Company’s advantages and expected growth, and its ability to source and retain talent, as applicable. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of the Company’s management and are not predictions of actual performance. These statements involve risks, uncertainties, and other factors that may cause the Company’s actual results, levels of activity, performance, or achievements to materially differ from those expressed or implied by these forward-looking statements. Further information regarding these and other risks, uncertainties, or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this press release, the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. The forward-looking statements in this press release represent the views of the Company as of the date of this press release. Subsequent events and developments may cause those views to change. Except as may be required by law, the Company does not undertake any duty to update these forward-looking statements.

Unaudited Condensed Consolidated Balance Sheets (All amounts in thousands, except for share and per share data)

	December 31,	June 30,	June 30,
	2023	2024	2024
	RMB	RMB	USD

ASSETS
Current assets:
Cash and cash equivalents	243,392	133,117	18,318
Short-term investments	21,474	71,494	9,838
Accounts receivable, net	466,066	639,233	87,961
Prepayments and other current assets	49,321	52,912	7,281
Total current assets	780,253	896,756	123,398

Non-current assets:
Restricted Cash	5,000	5,000	688
Property, equipment and leasehold improvement, net	1,667	2,479	341
Intangible assets, net	8,050	7,000	963
Right-of-use assets	10,249	10,021	1,379
Goodwill	84,609	84,609	11,643
Other non-current assets	4,149	3,908	538
Total non-current assets	113,724	113,017	15,552
Total assets	893,977	1,009,773	138,950

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	316,868	467,552	64,337
Short-term borrowings	20,000	15,000	2,064
Contract liabilities	4,295	3,274	451
Salary and welfare benefits payable	73,609	73,313	10,088
Tax payable	950	875	120
Amounts due to related party	55,251	58,801	8,091
Accrued expenses and other current liabilities	25,759	23,452	3,228
Short-term lease liabilities	3,951	4,730	651
Warrant	850	1	-
Total current liabilities	501,533	646,998	89,030

Non-current liabilities:
Deferred tax liabilities	2,013	1,750	241
Long-term lease liabilities	5,398	4,485	617
Deferred revenue	1,432	1,432	197
Warrant	5,419	2,921	402
Total non-current liabilities	14,262	10,588	1,457

Total liabilities	515,795	657,586	90,487

Ordinary shares	5	5	1
Treasury stock	(1,025)	(1,025)	(141)
Additional paid-in capital	2,491,873	2,518,989	346,624
Accumulated deficit	(2,113,821)	(2,168,693)	(298,422)
Accumulated other comprehensive income	1,150	2,911	401
Total Cheche’s shareholders’ equity	378,182	352,187	48,463

Total liabilities and shareholders’ equity	893,977	1,009,773	138,950

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss (All amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Six Months Ended
	June 30,	June 30,	June 30,	June 30,	June 30,	June 30,
	2023	2024	2024	2023	2024	2024
	RMB	RMB	USD	RMB	RMB	USD

Net revenues	830,721	851,842	117,217	1,610,371	1,638,986	225,532

Cost and Operating expenses:
Cost of revenues	(806,036)	(820,913)	(112,961)	(1,551,979)	(1,574,285)	(216,629)
Selling and marketing expenses	(16,943)	(19,342)	(2,662)	(47,755)	(41,661)	(5,733)
General and administrative expenses	(19,567)	(27,745)	(3,818)	(49,694)	(61,753)	(8,497)
Research and development expenses	(11,569)	(9,128)	(1,256)	(31,303)	(18,525)	(2,549)
Total cost and operating expenses	(854,115)	(877,128)	(120,697)	(1,680,731)	(1,696,224)	(233,408)

Other expenses:
Interest income	1,108	1,282	176	1,483	3,257	448
Interest expense	(320)	(206)	(28)	(541)	(440)	(61)
Foreign exchange losses	(7,781)	(803)	(110)	(6,334)	(1,055)	(145)
Government grants	4,193	-	-	7,240	234	32
Changes in fair value of warrant	(104)	2,908	400	(127)	3,376	465
Changes in fair value of amounts due to related party	(2,075)	(1,555)	(214)	(3,836)	(3,286)	(452)
Others, net	2	(33)	(5)	29	180	25
Loss before income tax	(28,371)	(23,693)	(3,261)	(72,446)	(54,972)	(7,564)
Income tax credit	130	92	13	258	100	14

Net loss	(28,241)	(23,601)	(3,248)	(72,188)	(54,872)	(7,550)
Accretions to preferred shares redemption value	(89,452)	-	-	(109,991)	-	-
Net loss attributable to the Cheche’s ordinary shareholders	(117,693)	(23,601)	(3,248)	(182,179)	(54,872)	(7,550)

Net loss
Other comprehensive income/(loss):
Foreign currency translation adjustments, net of nil tax	10,138	1,442	198	7,410	2,016	277
Fair value changes of amounts due to related party due to own credit risk	47	(245)	(34)	(300)	(254)	(35)
Total other comprehensive income	10,185	1,197	164	7,110	1,762	242

Total comprehensive loss	(18,056)	(22,404)	(3,084)	(65,078)	(53,110)	(7,308)

Net loss per ordinary shares outstanding
Basic	(3.56)	(0.31)	(0.04)	(5.57)	(0.72)	(0.10)
Diluted	(3.56)	(0.31)	(0.04)	(5.57)	(0.72)	(0.10)
Weighted average number of ordinary shares outstanding
Basic	33,098,269	77,045,425	77,045,425	32,705,091	76,264,603	76,264,603
Diluted	33,098,269	77,045,425	77,045,425	32,705,091	76,264,603	76,264,603

Reconciliation of GAAP Cost and Operating Expenses to Non-GAAP Cost and Operating Expenses (Unaudited)

(All amounts in thousands)

	For the Three Months Ended			For the Six Months Ended
	June 30,	June 30,	June 30,	June 30,	June 30,	June 30,
	2023	2024	2024	2023	2024	2024
	RMB	RMB	USD	RMB	RMB	USD
Cost of revenues	(806,036)	(820,913)	(112,961)	(1,551,979)	(1,574,285)	(216,629)
Add: Share-based compensation expenses	2	3	-	72	6	1
Amortization of intangible assets related to acquisition	525	525	72	1,050	1,050	144
Adjusted Cost of revenues	(805,509)	(820,385)	(112,889)	(1,550,857)	(1,573,229)	(216,484)

Selling and marketing expenses	(16,943)	(19,342)	(2,662)	(47,755)	(41,661)	(5,733)
Add: Share-based compensation expenses	614	1,025	141	9,673	3,632	500
Adjusted Selling and marketing expenses	(16,329)	(18,317)	(2,521)	(38,082)	(38,029)	(5,233)

General and administrative expenses	(19,567)	(27,745)	(3,818)	(49,694)	(61,753)	(8,497)
Add: Share-based compensation expenses	1,654	8,325	1,146	15,355	22,146	3,047
Listing related professional expenses	3,176	-	-	5,537	-	-
Dispute resolution expenses (1)	-	2,355	324	-	2,355	324
Adjusted General and administrative expenses	(14,737)	(17,065)	(2,348)	(28,802)	(37,252)	(5,126)

Research and development expenses	(11,569)	(9,128)	(1,256)	(31,303)	(18,525)	(2,549)
Add: Share-based compensation expenses	110	496	68	8,775	1,333	183
Adjusted Research and development expenses	(11,459)	(8,632)	(1,188)	(22,528)	(17,192)	(2,366)

Total cost and operating expenses	(854,115)	(877,128)	(120,697)	(1,680,731)	(1,696,224)	(233,408)
Adjusted total cost and operating expenses	(848,034)	(864,399)	(118,946)	(1,640,269)	(1,665,702)	(229,209)

(1)	represents expenses incurred by Cheche in connection with settling a dispute with a certain security holder, which are not directly related to the core operations of the Cheche’s business.

Reconciliation of GAAP to Non-GAAP Measures (Unaudited)

(All amounts in thousands, except for share data and per share data)

	For the Three Months Ended			For the Six Months Ended
	June 30,	June 30,	June 30,	June 30,	June 30,	June 30,
	2023	2024	2024	2023	2024	2024
	RMB	RMB	USD	RMB	RMB	USD
Net loss	(28,241)	(23,601)	(3,248)	(72,188)	(54,872)	(7,550)
Add: Share-based compensation expenses	2,380	9,849	1,355	33,875	27,117	3,731
Amortization of intangible assets related to acquisition	525	525	72	1,050	1,050	144
Listing related professional expenses	3,176	-	-	5,537	-	-
Change in fair value of warrant	104	(2,908)	(400)	127	(3,376)	(465)
Changes in fair value of amounts due to related party	2,075	1,555	214	3,836	3,286	452
Dispute resolution expenses	-	2,355	324	-	2,355	324
Adjusted net loss	(19,981)	(12,225)	(1,683)	(27,763)	(24,440)	(3,364)
Accretions to preferred shares redemption value	(89,452)	-	-	(109,991)	-	-
Adjusted net loss attributable to Cheche’s ordinary shareholders	(109,433)	(12,225)	(1,683)	(137,754)	(24,440)	(3,364)

Weighted average number of ordinary shares used in computing non-GAAP adjusted net loss per ordinary share
Basic	33,098,269	77,045,425	77,045,425	32,705,091	76,264,603	76,264,603
Diluted	33,098,269	77,045,425	77,045,425	32,705,091	76,264,603	76,264,603

Net loss per ordinary share
Basic	(3.56)	(0.31)	(0.04)	(5.57)	(0.72)	(0.10)
Diluted	(3.56)	(0.31)	(0.04)	(5.57)	(0.72)	(0.10)

Non-GAAP adjustments to net loss per ordinary share
Basic	0.25	0.15	0.02	1.36	0.40	0.06
Diluted	0.25	0.15	0.02	1.36	0.40	0.06

Adjusted net loss per ordinary share
Basic	(3.31)	(0.16)	(0.02)	(4.21)	(0.32)	(0.04)
Diluted	(3.31)	(0.16)	(0.02)	(4.21)	(0.32)	(0.04)